Exhibit 99.2

Imperial Tobacco Group PLC - Transaction in Own Shares

Purchase of own securities

Imperial Tobacco today acquired from Morgan Stanley Securities Limited 58,000 of its ordinary shares at an average price of 1864.25 pence per ordinary share. The purchased shares will all be held as treasury shares. Following the above purchase, Imperial Tobacco holds 51,717,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 677,483,921.

Contacts:

John Nelson-Smith	Imperial Tobacco Group PLC	0117 933 7032
Paul Baker	Morgan Stanley	020 7425 8000

Copies of our announcements are available on our website:  www.imperial-tobacco.com